November 6, 2018

Stephane Bancel
Chief Executive Officer
Moderna, Inc.
200 Technology Square
Cambridge, MA 02139

       Re: Moderna, Inc.
           Amended Draft Registration Statement on Form S-1
           Submitted October 31, 2018
           CIK No. 0001682852

Dear Mr. Bancel:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement

Risk Factors
Our amended and restated by-laws will designate, page 77

1. We note that your forum selection provision identifies the United States District Court for the District of Massachusetts as the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosure to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
 Stephane Bancel
Moderna, Inc.
November 6, 2018
Page 2

       You may contact Mark Brunhofer at (202) 551-3638 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams at (202) 551-3217 with any other questions.



                                                          Sincerely,
FirstName LastNameStephane Bancel
                                                          Division of
Corporation Finance
Comapany NameModerna, Inc.
                                                          Office of Healthcare
& Insurance
November 6, 2018 Page 2
cc:       Gregg L. Katz, Esq.
FirstName LastName